UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: March 19, 2009
Babcock & Brown Air Limited

(Exact Name of registrant as specified in its charter)
West Pier
Dun Laoghaire
County Dublin, Ireland

(Address of principal executive office)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

On March 16, 2009, Babcock & Brown Air Limited (the “Company”), through a wholly-owned subsidiary, entered into an agreement to purchase $100.0 million principal amount of securitization notes issued by its subsidiary, Babcock & Brown Air Funding I Limited, for a purchase price of $48.0 million, excluding associated expenses. The transaction is expected to close on March 23, 2009 and will be funded from the Company’s available cash.
This report on Form 6-K includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to plans, objectives, expectations and intentions and other statements contained in this release that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond the Company’s control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.
This report on Form 6-K is hereby incorporated by reference into Babcock & Brown Air Limited’s Registration Statement on Form F-3 (Reg. No. 333-157817), filed with the Securities and Exchange Commission on March 10, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babcock & Brown Air Limited
(Registrant)

Date: March 19, 2009	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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